Exhibit 99.1

News Release January 21, 2026

Santacruz Silver to Commence Trading on NASDAQ at Market Open Today

Vancouver, B.C. – Santacruz Silver Mining Ltd. (NASDAQ:SCZM) (TSX.V:SCZ) (FSE:1SZ) (“Santacruz” or the “Company”) is pleased to announce that its common shares will commence trading today on the Nasdaq Capital Market (the “Nasdaq”) at market open, January 21, 2026, under the symbol “SCZM”. The Company’s common shares will continue to trade on the TSX Venture Exchange under the symbol “SCZ” and the Frankfurt Stock Exchange under the symbol “1SZ”.

Arturo Préstamo, Executive Chairman and Chief Executive Officer of Santacruz, commented, “Today marks Santacruz’s first day of trading on the Nasdaq, a significant milestone on our growth journey. Securing this listing reflects the successful execution of the Company’s capital markets strategy and our progress in de-risking the business. Entering the Nasdaq positions Santacruz to increase liquidity, attract a more diverse institutional investor base, and enhance visibility in key global markets. Most importantly, it demonstrates our ongoing commitment to creating long-term value for our shareholders as we continue to advance our operational and growth objectives in 2026.”

Upon commencement of trading on the Nasdaq, Santacruz’s common shares will cease to be quoted on the OTCQX® Best Market. Shareholders are not required to take any action; however, shareholders who purchased shares on OTCQX are encouraged to monitor their brokerage accounts to ensure holdings are correctly reflected in respect of the Nasdaq listing.

The Company will participate today, January 21, 2026, in the Nasdaq Opening Bell Ceremony (the “Ceremony”) at 9:15 a.m. Eastern Time. Executive Chairman and Chief Executive Officer, Arturo Préstamo, will lead the Ceremony alongside other members of the Company’s Board of Directors and management team. The Ceremony will be broadcasted live from the Nasdaq MarketSite Tower in New York, NY. To view the live broadcast, please visit: https://www.nasdaq.com/marketsite/bell-ringing-ceremony.

About Santacruz Silver Mining Ltd.

Santacruz Silver is engaged in the operation, acquisition, exploration, and development of mineral properties across Latin America. In Bolivia, the Company operates the Bolivar, Porco, and Caballo Blanco mining complexes, with Caballo Blanco comprising the Tres Amigos and Colquechaquita mines. The Reserva mine, whose production is provided to the San Lucas ore sourcing and trading business, is also located in Bolivia. Additionally, the Company oversees the Soracaya exploration project. In Mexico, Santacruz operates the Zimapán mine.

For further information please contact:

Arturo Préstamo

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +52 81 83 785707

Andrés Bedregal

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

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Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the Nasdaq Capital Market LLC accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Information

This news release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of the management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends”, “expects” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or will “potentially” or “likely” occur. This information and these statements, referred to herein as “forward-looking statements”, are not historical facts, are made as of the date of this news release and include without limitation, statements regarding the listing of the Company’s common shares on Nasdaq, including the timing and the anticipated benefits thereof.

These forward-looking statements involve numerous risks and uncertainties and actual results might differ materially from results suggested in any forward-looking statements. These risks and uncertainties include, among other things: that the Company’s common shares may not commence trading on the Nasdaq on the expected timing; that the Company may not receive the anticipated benefits of the Nasdaq listing; changes in equity markets; inflation; and those risks set out in the Company’s public disclosure record on SEDAR+ (www.sedarplus.ca).

There can be no assurance that any forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader should not place any undue reliance on forward-looking information or statements. The Company undertakes no obligation to update forward-looking information or statements, other than as required by applicable law.

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